March 9, 2020

Jerre Stead
Chief Executive Officer
Clarivate Analytics PLC
Friars House, 160 Blackfriars Road
London, SE1 8EZ
United Kingdom

       Re: Clarivate Analytics PLC
           Draft Registration Statement on Form S-1
           Submitted March 3, 2020
           CIK No. 0001764046

Dear Mr. Stead:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:    Joseph Hall